NOTE

UNITED COLORS OF BENETTON.

Ponzano, 8th January 2004. With reference to indications published in an Italian financial daily newspaper, Benetton Group hereby reconfirms the 2003 revenue forecast of 1,845 million euro, already made public during the presentation of the "Guide Lines 2004-2007" in December 2003.

The decrease in revenues against 2002 (1,992 million euro) derives primarily from the disposal of the sports brands in early 2003.

The company, moreover, highlights the fact that it has not communicated data regarding the progress of clothing sales for the month of December which, however, are in line with those of the previous year.

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